EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 14, 2024

Eli Electric Vehicles, Inc.

Up to $999,992.00 or 102,040 shares of Class A Common Stock, plus up to 30,998 "Bonus Shares" available to early investors for no additional consideration*, plus an Investor Fee.

Target Investment Amount: $10,004.82

Minimum Investment: $970.20 ($994.46 including the Investor Fee), which may be modified at the Company's discretion.

Eli Electric Vehicles, Inc, ("Eli Electric", the "Company," "we," "us", "Issuer" or "our"), is offering up to $999,992.00 worth of Class A Common Stock of the Company (the "Securities" or "Shares") at a price of $9.80 per Share, plus a 2.5% additional charge on investments, not to exceed $100 per investment commitment (the "Investor Fee"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,004.82 (996 Shares), plus the Investor Fee (the "Target Amount")(collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date" or "Termination Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

	Price to Investors		Service Fees and Commissions (1)		Net Proceeds	
Minimum Individual Purchase Amount	$	970.20	$	84.53	$	934.18
Investor Fee	$	24.26				24.26
Aggregate Maximum Offering Amount	$	1,024,991.80	$	87,124.30	$	937,867.50

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $5,000 in activation fees and $2,000 per month subscription fee for account management and software access payable to Intermediary.

Each investor must invest a minimum of $970.20, which may be modified at the Company's discretion. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 2.5% per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $970.20 minimum investment amount per investor. All investments will have a maximum Investor Fee of $100.00, which represents the fee for a $4,000.00 investment. If all investments were made at the minimum investment amount, the total Transaction Fee collected would be $24,987.80.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The

Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information

contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Eli Electric Vehicles, Inc. ("ELI" or the "Company") reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. ELI focuses on attributes that make daily short trips convenient and fun while at scale, drastically reducing emissions and congestion in cities and communities. ELI manages its international supply chain through its wholly-owned subsidiaries in Beijing. Combining state-of-the-art design with strong supply chain capability, ELI's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. was formed on February 6, 2018, in the State of Delaware, as the headquarters of the Company which manages future sales, marketing, operating, and administrative activities. ELI is the parent company and ultimate beneficial owner of Beijing Eli Electric Vehicles Co., Ltd. (Eli Beijing), EEV International Limited (EEV Hong Kong). Eli Beijing was formed on October 12, 2015, in Beijing, China to establish the Company's supply chain and plan for the OEM production of ELI's products. EEV Hong Kong was formed on March 18th, 2021, and its subsidiary EEV Hainan Limited (Eli Hainan) was formed on May 12th, 2021, to export ELI's products overseas. Eli Hainan's subsidiary Eli Motors (Beijing) Co., Ltd. was formed on November 16th, 2022. Mr. Binhan (Marcus) Li is the CEO and director of ELI and its subsidiaries. To streamline the Company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by ELI Electric Vehicles, Inc. on June 6th, 2019; and EEV Hong Kong was acquired by ELI on June 23rd, 2021. Both companies are 100% owned subsidiaries of ELI. The acquisitions are strategic restructurings that establish ELI as a hardware startup with the capability to manage complex overseas supply chains, production, and international sales. Besides Eli China and EEV International, ELI also plans to establish a subsidiary in Europe in the future.

Competitors and Industry

According to a McKinsey & Company report, the global mini-mobility addressable market is estimated to be over $470 billion. About 60% of car trips are under 8 km. In the US alone, 44 million homes are located within 2 miles of daily amenities, yet there are few options for attractive and affordable commuter micro-EVs.

The micro-EV/NEV market is an emerging product category. Our main competitors in the U.S. are Polaris GEM, ClubCar, who are legacy golf carts or motorsport manufacturers. Their products are based on mainly golf carts platforms, as opposed to our purpose-built micro-EV platform that incorporates automotive features such as AC/Li-ion battery/power steering, and power brake/enclosure. There are also automotive OEMs that introduced sub-brands of micro-EV products in Europe, most notably Citroen's AMI and Renault's Twizy, as well as legacy quadricycle manufacturers such as Aixam and Ligier.

Current Development Stage

Eli has already begun small volume production and limited EU sales of its first vehicle model, Eli ZERO. The Company has already received rolling orders from its European distributors and has delivered on them. To date, a number of our vehicles have already been delivered to our first customers.

The Company has completed the following milestones:

- Successful design, development, and Proof of Concepts of our first production vehicle Eli ZERO.
- Successful Supply Chain, Engineering, and Tooling Developments.
- Partnership with an established manufacturer on contract production.
- Partnership with established European Distributors.
- Fully homologated Eli ZERO in the EU, began production and delivery.
- Strong dealership and consumer interests in the U.S.

Future Roadmap

The Company plans to increase its production to meet its orders from EU distributors. It also plans to develop new vehicle models as well as to improve the current model. In addition, the Company is observing sales opportunities in North America

Litigation and Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date of this Offering document, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Perks

Time-Based Perk

Investors in this Offering will have the ability to earn bonus shares of the Company's Common Stock. The percentage of bonus shares available to an investor will change based on how many shares have already been issued through the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Bonus Tier		Time Period		Bonus Shares
Early Mover Perk		Within two (2) days		10 bonus shares of Class A Common Stock

Notes on Bonus Tiers:

The Early Mover Perk begins on the SEC Accepted Date.

a) The two (2) days begin upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 2nd day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)).

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering. The bonus Shares are issued based on the date/time an investment commitment (subscription) is signed by the investor.

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount		Shares		Bonus Shares
$2,500 or more		256 or more		5%
$5,000 or more		511 or more		10%
$10,000 or more		1,021 or more		15%

$20,000 or more	2,041 or more	20%

<u>Existing Investor Perk</u>

Investors in this Offering can also earn 10% bonus shares if they are already an investor in the Company. This bonus applies to individuals or entities who have invested in the Company prior to this Offering. The bonus Shares are issued based on the date/time an investment commitment (subscription) is signed by the investor.

<u>Community Perk</u>

Investors in this Offering can also earn 5% bonus shares if they expressed interest in the Company's last Regulation CF round with Intermediary, but didn't end up investing.

The Time-Based and Volume-Based perks are not stackable with each other. The Community Perk by definition does not stack with the Existing Investor Perk; however the Existing Investor Perk and Community Perk are stackable with both the Time-Based and Volume-Based perks. The bonus Shares are issued based on the date/time an investment commitment (subscription) is signed by the investor.

Therefore, this makes 30% plus 10 bonus shares the highest percentage bonus shares available to an investor on a single investment. By way of example, the maximum number of bonus shares could be achieved if an existing Eli investor invests in the first two days and makes an investment larger than $20,000 (20% volume based bonus + 10% bonus shares as an existing Eli investor + 10 bonus shares for investing in the first two days).

The Team

Officers and Directors

Name: Binhan (Marcus) Li
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
  ● **Position:** Founder & CEO
    Service Dates: February, 2018 - Present
    Responsibilities: Overall responsible for the Company's strategy and direction.
  ● **Position:** Director
    Service Dates: February, 2018 - Present
    Responsibilities: Makes decisions on issues that require Board of Director's approval.
Other Business Experience (Past Three Years):
  ● **Employer:** Beijing Eli Electric Vehicles Co., Ltd.
    Title: CEO
    Service Dates: October, 2016 - Present
    Responsibilities: R&D, operations, and overall responsibility for the Company's strategy and direction. Beijing Eli Electric Vehicles Co., Ltd. is a wholly-owned subsidiary of Eli Electric Vehicle, Inc.

Name: James Leslie Seargent II
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
  ● **Position:** Head of Operations
    Service Dates: December 5, 2022 - Present
    Responsibilities: Manage the Company's operational activities, and US sales.
Other Business Experience (Past Three Years):
  ● **Employer:** Garia Inc.
    Title: NA Regional Director of Sales, US & Mexico
    Service Dates: January, 2020 - Present
    Responsibilities: Managing, developing sales and marketing in NA markets

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to them regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our Business Projections Are Only Projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $9.80 plus a 2.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Transferability of the Securities You Are Buying Is Limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your Investment Could Be Illiquid for a Long Time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company Cannot Raise Sufficient Funds It Will Not Succeed
The Company is offering Class A Common Stock in an amount up to $999,992.00, plus a 2.5% Investor Fee (not to exceed $100 per investment commitment in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy,

it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We May Not Have Enough Capital as Needed and May Be Required to Raise More Capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of Subsequent Financings May Adversely Impact Your Investment
We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of Our Products Are Still in Prototype Phase and Might Never Be Operational Products
It is possible that there may never be an additional operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You Are Trusting That Management Will Make the Best Decision for the Company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make

a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This Offering Involves "Rolling Closings," Which May Mean That Earlier Investors May Not Have the Benefit of Information That Later Investors Have
Once we meet our target amount for this offering, we may request that the Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering. Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

Our New Product Could Fail to Achieve the Sales Projections We Expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We Face Significant Market Competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We Are an Early-Stage Company and Have Not Yet Generated Any Profits
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We Have Existing Patents That We Might Not Be Able to Protect Properly
One of the Company's most valuable assets is its intellectual property. The Company owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We Have Pending Patent Approvals That Might Be Vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our Trademarks, Copyrights and Other Intellectual Property Could Be Unenforceable or Ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without

obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The Loss of Key Personnel Could Harm Our Business
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Dependence on Government Regulation
Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell products is dependent on the outside government regulation, such as EPA (United States Environmental Protection Agency), US Department of Transportation, US Customs, CARB (California Air Resource Board), FTC (Federal Trade Commission), European Commission, and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change, and if they do, then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products in certain countries or regions, and therefore your investment in the Company may be affected.

Impact of US Trade Policies and Measures
As our low-speed vehicles (LSPTVs) are manufactured through a subsidiary in China, potential ongoing or new U.S. trade restrictions, such as tariffs, duties, or penalties, and anti-dumping measures may affect our ability to enter the U.S. market as planned. If the U.S. Department of Commerce and International Trade Commission impose anti-dumping or countervailing duties on imports of LSPTVs from China, our costs may increase, and our ability to compete in the U.S. market may be limited. Any unfavorable trade determinations could also lead to delays or additional costs, impacting our financial performance and the viability of our expansion plans.

Reliance on Third Parties for Essential Services
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Vulnerability to Hackers and Cyber-Attacks
We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Eli's hardware, software, or network could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our products. Further, we rely on third-party technology and component suppliers to provide some of our technologies and components. Any disruptions of

services or cyber-attacks either on our suppliers or on Eli's company, products, or networks could harm our reputation and materially negatively impact our financial condition and business.

Unproven Ability to Deliver High-Quality Vehicles
Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale, is unproven and still evolving. Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including:
- Lack of funding;
- Disruptions or delays in our vehicle's supply chain;
- Operational disruptions caused by our business partners' insolvencies or inability to deliver;
- Quality control deficiencies;
- Delays in the R&D of technologies necessary for our vehicles;
- Our vehicles not performing in line with user expectations and may contain defects;
- Environmental compliance, workplace safety, and relevant regulations;
- Cost overruns.

Risks and Disputes from Crowdfunding and International Fundraising
We are exposed to risks and disputes related to a large number of crowdfunding investors and international fundraising activities. Due to the large number of investors brought in by crowdfunding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

Potential Product Flaws and Manufacturing Defects
Our current or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry, and we expect that there will be additional recalls of electric vehicles in the future.

Uncertainty of New Product Sales Traction
Our new products could fail to achieve the sales traction we expect. Our growth projections are based on the assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

High Likelihood of Product Liability Lawsuits
The nature of the product means there is a high likelihood we will face product liability lawsuits. We sell a product that will be operated on public roads. A large number of people are injured or killed every year in road accidents. As a result, the motor vehicle industry has experienced a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Failure to Address Customer Service Requirements
Failure to address the service requirements of our future customers may cause issues to our business. If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

Impact of Semiconductor Chip Shortage
The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition. Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to the COVID-19 pandemic. We cannot assure that such delay or disruption would not affect our business. We cannot assure that we can obtain a sufficient amount of semiconductor chips at a reasonable cost given the global shortage. The increase in cost of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single-sourced from our suppliers. If the suppliers we are currently using fail to meet our demand with acceptable terms, we could be

required to change suppliers, which could be costly and also cause a delay in production. If we fail to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause a material adverse impact on company operations and financial situation.

Early Stage Company with No Profits

We are an early-stage company and have not yet generated any profits. Eli Electric Vehicles, Inc. was formed on February 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles, Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Challenges of International Manufacturing and Operations

Manufacturing and conducting business operations internationally may cause problems and present risks. We will work with suppliers and OEM partners in China to ensure cost-effective production. However, there are many risks associated with international business. These risks include, but are not limited to, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Securities Not Registered

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us. No governmental agency has reviewed or passed upon this offering, our company, or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no guarantee of a return on investment. There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, or until we receive the minimum amount (at which time it will be released to us to be used as set forth herein). Upon or shortly after the release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan, or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.
The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results, or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management, and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline, and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

International Directors, Executives, Officers, and Operations
The Company has foreign directors, executives, officers, and overseas operations. The Company has not begun US sales and is still developing its US sales plan. Its previous US executive recently left the Company and was replaced with a new executive with the title of Managing Director. There may be risks associated with foreign executives and officers, new executives and officers, and international operations. Failure to successfully mitigate associated potential risks could damage our business. Furthermore, given that multiple directors, executives, and officers are foreign citizens domiciled outside of the US and/or own more than 20% of the Company, investors should be aware of the risks related to the difficulties in pursuing any legal remedy against foreign citizens not domiciled in the US.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
LBH Holdings Limited*	900,000	Class B Common Stock	63.11%
	357,000	Series Seed Preferred Warrant	

*LBH Holdings Limited is an entity wholly owned by the Company's CEO, Binhan Li

Included are owners of 20% or more of the outstanding voting equity securities, calculated on the basis of the total voting power. The calculation for all outstanding voting equity securities assumes all outstanding options, warrants are exercised. We did not assume shares reserved for issuance under equity incentive plan exercised under this calculation, nor the voting proxy granted to the company's CEO under the Company's previous Regulation CF subscription agreements.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

• **Type of security sold: Convertible Note**
Final amount sold: $100,000.00
Use of proceeds: General Operations
Date: August 15, 2020
Offering exemption relied upon: Section 4(a)(2)

*This convertible note was terminated and converted into debt in 2023.

• **Type of security sold: Convertible Note**
Final amount sold: $1,378,349.29
Use of proceeds: The CF Notes along with accrued interests converted into the Company's 412,820 shares of Class A Common Stock on December 24, 2021. The proceeds of this offering were used for general operations, salaries, business development, and marketing.
Date: August 15, 2020
Offering exemption relied upon: Regulation CF

• **Type of security sold: Convertible Note**
Final amount sold: $1,204,827.00
Use of proceeds: General Operations. See Debt section for details.
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

*This convertible note was terminated and was renegotiated into outstanding warrants and a non-convertible debt.

• **Type of security sold: Class A Common Stock**
Final amount sold: $1,820,973.00
Use of proceeds: general operations, salaries, business development, marketing, and working capital
Date: April 2022
Offering exemption relied upon: Regulation CF

• **Type of security sold: Class A Common Stock**
Final amount sold: $1,019,356.80
Use of proceeds: general operations, salaries, business development, marketing, and working capital
Date: October 2023
Offering exemption relied upon: Regulation CF

• **Type of security sold: Class A Common Stock**
Final amount sold: $1,182,351.73 (not including $23,508.91 in investor transaction fees)
Use of proceeds: general operations, salaries, business development, marketing, and working capital
Date: June 2024
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 102,040 shares of Class A Common Stock (plus up to 31,002 Bonus Shares).

The following table describes our capital structure as of Oct 31st , 2024, which includes 7,258,433 shares outstanding on a fully-diluted basis:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued*
Class A Common Stock	10,000,000	1,765,102	1,134,991
Class B Common Stock	2,000,000	900,000	0
Series Seed Preferred Stock	8,000,000	56,340	3,402,000
Total	**20,000,000**	**2,721,442**	**4,536,991**

*The Company has allocated 880,000 shares of Class A Common Stock pursuant to its Stock Incentive Plan. As of October 2024, the Company has granted and unexercised 168,800 options out of the plan and 178,400 options granted and exercised, and has 532,800 options which have not been granted and are available for issuance. Additionally, the Company has issued 433,391 warrants for Class A Common Stock, and 3,402,000 warrants for Series Seed Preferred Stock

Class A Common Stock

Voting Rights
The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The holders of 1,056,339 shares of the Company's Class A Common Stock have appointed the Company's Chief Executive Officer as a voting proxy, whereby the Chief Executive Officer votes on behalf of these shares.

Material Rights

Distribution Rights and Preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event.

Liquidation Rights and Preferences: No preferences, same as Preferred Stock. A merger or reorganization of a similar transaction will be treated as a liquidation.

Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Class B Common Stock

Voting Rights
According to the 2022 amendment of the Company's Certificate of Incorporation by majority stockholders' consent, the holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights
Distribution rights and preferences: No preference, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.

Liquidation Rights and Preferences: No preferences, same as Series Seed Preferred Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.

Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Voluntary Conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

Mandatory Conversion Upon Transfer: If any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization, or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations, or the like).

Series Seed Preferred Stock

Voting Rights
Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole

shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights
The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of Series Seed Preferred Stock ($1.42), provided that if the holder of the warrants, who is also a creditor of the Company with a consolidated loan amount roughly equal to the warrant's exercise cost, has not exercised the warrant within a certain period, the warrant holder may elect to exercise the warrant at the exercise price of par value ($0.0001 per share) and cancel and forgive the loan amount and any other related outstanding indebtedness. Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis.

Distribution Rights and Preferences: No preference, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.

Liquidation Rights and Preferences: No preferences, same as Common Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.

Dividend Rights: Dividend rights with no preferences, same as Common Stock.

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

VALUATION

The Company set its pre-money valuation based on a combination of Direct Cash Flow ("DCF") analysis and market comparative approach.

The assumptions used in the DCF analysis were based on our first vehicle model Eli ZERO's sales in 2023. Sales revenue for 2023 is $2.69M. As the company expands to multiple vehicle models by the end of 2027, with expanded sales networks and new regions, it is estimated to reach sales of 50k vehicles by 2027, resulting in an estimated cash flow of $21.9M from $431.3M in sales.

The company has factored in a high cost of capital at 20%, and factored in a significantly conservative discount factor of 0.6 to its cash flow forecast resulting in a previous valuation of around $69.85M in our last round of Regulation CF round closed in June, with a share price of $9.8/share. We are maintaining the same share price for this round, as an extension to the previous round offering, and considering this raise being within the same year of our last round, and within months after last campaign closing.

The company set its pre-money valuation internally without a formal third-party independent evaluation. The pre-money validation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, all outstanding options and any shares reserved for issuance under a stock plan are issued, and all outstanding warrants are exercised.

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements covering fiscal years 2022 and 2023 and the related notes included in this Offering Circular.

Operating Results
In 2023, we saw revenues of $2,689,237, as compared to revenues of $1,222,756 in 2022. This over 120% growth in our revenue was the result of our expansion into new markets, driven mostly by increased sales activities and the ramping up of production. Additionally, in 2023 we recognized costs of sales of $2,398.694, representing a gross margin of 10.82%. This is compared to costs of sales of $1,144,720 and gross margin of 6.38% in 2022, representing a significant growth in our cost efficiencies as compared to the prior year. This improvement in gross margin was related to our ability to become more efficient in our production processes. As we continue to grow the business and our revenue in 2024 and beyond, the company will continue optimize its costs through optimizing its supply chain. Besides ongoing efforts to lower the material costs, we are also implementing more aggressive pricing strategy, to increase sales volume. This may in the short term affect gross margin, however should in the long term improve unit economics.

In 2023, total operating expenses, which includes general and administrative and marketing and sales totaled $2,703,178, as compared to total operating expenses of $2,097,534 in 2022. The increase in operating expenses was related to increased sales and development activities. Due to an increase in revenue and gross margin, combined with an increase in operating expenses, in 2023 we recognized a net loss of $2,535,490 as compared to a net loss of $2,152,484 the year prior.

Liquidity & Capital Resources

What capital resources are currently available to the Company?

The Company currently has approximately $280,000 of cash available to it and its 2024 monthly burn rate is approximately $90,000. The Company can also turn its inventory into revenue, collect receivables, and generate new vehicle sales primarily in Europe, which would drive additional cash flow to the business. Additionally, the Company has potential to negotiate additional debt from existing shareholders, negotiate payment terms with its suppliers, which may improve cashflow or increase its cash runway.

Are the funds from this campaign necessary to the viability of the company?
Funds from this campaign are necessary for the viability of the company. Although we have successfully developed our first vehicle model, and sales have been increasing, we plan to raise additional funds to sustain and improve operations. The funds from this campaign are necessary to the viability of the company, as they will be supporting the Company's activities in 2024.

How long will you be able to operate the company if you raise your minimum?
The minimum offering amount would not allow us to sustain operations unless we close additional commitments outside of this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?
Raising the maximum funding goal will enable us to continue sales and production of our first product through the calendar year 2024 and first half of 2025. This is based on an anticipated monthly burn rate of approximately $120,000, taking into consideration projected changes to expenses in 2025, including salary, minimal working capital, and other varying operational costs.

The sustainability of the business depends on the speed of the raise, how fast we can grow our sales, and whether we can achieve positive cash flow. This depends on various factors, including, but not limited to: vehicle unit costs and profit margin, payment terms with distributors and other partners, and our ability to secure additional credit facilities in order to expand production. Compared with 2024, we expect many of these factors to improve in 2025 due to economies of scale from increasing sales and production.

Are there any additional future sources of capital available to your company?
We plan to raise additional funds from outside of this campaign as well.

How do the funds of this campaign factor into your financial resources?
The Company intends to raise additional funds through this campaign, which is critical to the Company's operations. The Company is increasing its sales and production to support part of its activities, and is improving its margins. However, the funds of this campaign will still be a critical resource to support the Company's business activities in the calendar year 2024 and early 2025.

INDEBTEDNESS

Creditor: 18 Individual Angel Investors
Amount Owed: $1,475,426.04
Interest Rate: 0.0%
Maturity Date: November 2024
The loan is made to the company's subsidiary. Series Seed Warrants were issued to these debt holders in consideration of their debt financing, with the warrants' total exercising costs roughly equal to the underlying debt's principal USD equivalence. The maturity date of the various loans are to be extended until warrants are exercised. More details are disclosed in the "company securities" section.

Creditor: Greenman Machinery Company
Amount Owed: $2,823,781.89
Interest Rate: 0.0%
Maturity Date: November 06, 2024
The loan is made to the company's subsidiary, with the same terms as the loan arrangement described above.

Creditor: Binhan Li
Amount Owed: $504,045.07
Interest Rate: 0.0%
Maturity Date: November 03, 2024
The loan is made to the company's subsidiary, with the same terms as loan arrangements described above.

Creditor: Binhan Li
Amount Outstanding: $127,070.19
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Binhan Li
Amount Outstanding: $293,673.32
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Binhan Li
Amount Outstanding: $56,475.64
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Binhan Li
Amount Outstanding: $67,000
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Xun Li
Amount Outstanding: $423,567.28
Interest Rate: 8%
Maturity Date: May 11, 2025

Creditor: Yujie Li
Amount Outstanding: $296,497.09
Interest Rate: 8%
Maturity Date: November 10, 2025

Creditor: Yujie Li
Amount Outstanding: $127,070.19
Interest Rate: 8%
Maturity Date: December 31, 2024

Creditor: Yujie Li
Amount Outstanding: $84,713.46
Interest Rate: 6%
Maturity Date: October 29, 2025

Creditor: Greenman Machinery Company
Amount Outstanding: $1,132,061.36
Interest Rate: 0%
Maturity Date: 1/22/2026
This was previously a convertible note, and the convertible note was terminated by both parties and deemed as a loan to the subsidiary with renewed terms.

RELATED PARTY TRANSACTIONS

Name of Entity	Relationship to Issuer	Nature of Interest	Amount
Binhan Li	Director	Callable loan (0% interest) made to the Company's subsidiary	$446,863.48

Binhan Li	Director	Repayment of callable loan (0% interest) from the Company's subsidiary	$132,011.80
Binhan Li	Director	Callable loan (0% interest) made to the Company	$208,150
Binhan Li	Director	Repayment of Callable loan (0% interest)	$169,150

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

If we raise the Target Offering Amount of $10,004.82. we plan to use these proceeds as follows:

Purpose or Use of Funds	Percentage of Proceeds
Dealmaker Platform Fees	100%

If we raise the maximum amount of $1,024,991.80, we plan to use these proceeds as follows:

Purpose or Use of Funds	Percentage of Proceeds
Dealmaker Platform Fees (Excluding Investor Fee)	8.50%
Sales and Marketing	20.00%
Research and Development	20.00%
Capital Expenditures	8.00%
Operations and Administration	20.00%
Working Capital	11.50%
Other Expenses	12.00%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

None

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering, including the Investor Fee and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, Intermediary will receive a $5,000 one-time activation fee, and monthly fees of $2,000.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to

Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.eli.world, and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF, which will be posted on the Company's corporate website https://www.eli.world/

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.